UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the six months ended June 30, 2018

Commission File Number 001-10882

Aegon N.V.

(Translation of registrant’s name into English)

Aegonplein 50

P.O. Box 85

2501 CB The Hague

the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

☒ Form 20-F                              ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):_____

The financial statements, notes thereto and Operating and Financial Review and Prospects of Aegon N.V. listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in Aegon’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 333-201039, 333-201038, 333-197169, 333-178225, 333-178224, 333-174878, 333-150786, 333-220276 and 333-222212) and on Form S-8 (Nos 333-196156, 333-183176, 333-157843, 333-151984, 333-151983 and 333-150774).

Item 1: Interim Financial Statements

Condensed consolidated income statement for the six months ended June 30, 2018 and June 30, 2017

Condensed consolidated statement of comprehensive income for the six months ended June 30, 2018 and June 30, 2017

Condensed consolidated statement of financial position at June 30, 2018 and December 31, 2017

Condensed consolidated statement of changes in equity for the six months ended June 30, 2018 and June 30, 2017

Condensed consolidated cash flow statement for the six months ended June 30, 2018 and June 30, 2017

Notes to the Condensed consolidated interim financial statements

Item 2: Operating and financial review and prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.

(Registrant)

Date: August 16, 2018

/s/ J.H.P.M. van Rossum

J.H.P.M. van Rossum

Executive Vice President and

Head of Corporate Financial Center

Unaudited